MOL Plc.
Finance

RECEIVED

2007 NOV 28 P 3: -0

OFFICE OF INTERNATIONAL CORPORATE FINANCE

16th November, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

SUPPL

Attention: **Special Counsel**
Office of International Corporate Finance

07028279

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

PROCESSED
NOV 30 2007
THOMSON
FINANCIAL

Richárd Benke
Investor Relations Director

11/29

Enclosure

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683

www.mol.hu

▶ **MOL Plc.**

INVESTOR NEWS

16 November 2007

MOL completes the acquisition of 100% of Italiana Energia e Servizi (IES) in North Italy

MOL Hungarian Oil and Gas Plc. hereby announces that on 15 November 2007 the acquisition of 100% of IES was completed. IES is an Italian refining and marketing company, which owns and operates the 2.6 mtpa Mantova refinery, the related wide scale logistic assets and a network of 165 retail stations.

The refinery is a reliable and well run facility with its production focused on the highly demanded middle distillates. Major advantages of the facility are its inland market location - in the middle of a well developed industrialized region - and its wide scale logistic support for supply and marketing as well. MOL intends to leverage its refining knowledge and expertise in order to deliver further efficiency gains at the company and to execute further developments at the refinery.

By purchasing IES MOL enters into a new market (North Italy) – increasing geographical diversity - adjacent to our current focus areas of Croatia, Austria and Slovenia. Thus it can serve as a basis to build a strong presence in the highly developed industrial North Italian region and also a stable base to investigate further expansion towards the Mediterranean and South Europe. In the long run it can provide significant upside potential by exploiting synergies with our current asset base.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

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Filing Type Descr	Lang.	Online Format	Filing Type	DCN Number	Pages	Receipt Date	Filing Date	Desc.	SEC Form Type	Laser Numb
Annual Report	en	I	ARS	50081430	36	11/26/2007 4:14PM	12/31/2004		AR/S	
Annual Report	en	I	ARS	50081429	52	11/26/2007 4:14PM	12/31/2005		AR/S	
Annual Report	en	I	ARS	50081428	83	11/26/2007 4:14PM	12/31/2006		AR/S	
Annual Report	en	I	ARS	50078275	83	05/09/2007 2:11PM	12/31/2006		AR/S	
Annual Report	en	I	ARS	07052153	82	05/09/2007 11:11AM	12/31/2006		AR/S	SGB0
Annual Report	en	I	ARS	50053664	52	05/04/2006 3:10PM	12/31/2005		AR/S	
Annual Report	en	I	ARS	50052022	66	12/06/2005 4:11PM	12/31/1997		AR/S	
Annual Report	en	I	ARS	50052021	66	12/06/2005 4:11PM	12/31/1998		AR/S	
Annual Report	en	I	ARS	50052020	70	12/06/2005 4:11PM	12/31/1999		AR/S	
Annual Report	en	I	ARS	50030868	180	05/06/2005 10:11AM	12/31/2003		AR/S	
Annual Report	en	I	ARS	50030867	200	05/06/2005 10:11AM	12/31/2004		AR/S	
Annual Report	en	I	ARS	05052616	36	05/02/2005 09:10AM	12/31/2004		AR/S	SGB0
Annual Report	en	I	ARS	04008402	36	02/24/2004 3:11PM	12/31/2003		AR/S	SGB0
Annual Report	en	I	ARS	50027918	173	07/14/2003 1:11PM	12/31/2002		AR/S	A2115
Annual Report	en	I	ARS	03018956	36	04/01/2003 00:12AM	12/31/2002		AR/S	A2082
Annual Report	en	I	ARS	50019634	147	04/11/2002 12:11PM	12/31/2001		AR/S	A2007
Annual Report	en	I	ARS	02020049	36	03/21/2002 01:11AM	12/31/2001		AR/S	A1995
Annual Report	en	I	ARS	01024213	72	04/25/2001 11:10AM	12/31/2000		AR/S	A1927
Annual Report	en	I	ARS	50011493	72	04/18/2001 11:10AM	12/31/2000		AR/S	A1923
Annual Report	en	I	ARS	00032483	71	04/26/2000 12:12PM	12/31/1999		AR/S	A1837
Annual Report		I	ARS	99041209	70	04/09/1999 5:01PM	12/31/1998		AR/S	A1722
Annual Report		I	ARS	98040101	65	04/24/1998 2:20PM	12/31/1997		AR/S	A1598
Annual Report		I	ARS	97042621	64	04/08/1997 9:25PM	12/31/1996		AR/S	A1449
Annual Report		I	ARS	96111821	54	05/17/1996 00:00AM	12/31/1995		AR/S	A1358
Annual Report		I	ARS	95102894	52	05/05/1995 00:00AM	12/31/1994		AR/S	A1140

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